

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2019

Anthony Wood
Chief Executive Officer
Roku, Inc.
150 Winchester Circle
Los Gatos, CA 95032

      Re: Roku, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 1, 2019
          Form 10-Q for the Quarterly Period Ended September 30, 2018
          Filed November 9, 2018
          File No. 001-38211

Dear Mr. Wood:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Telecommunications